Exhibit 99.1

COSTAMARE INC. REPORTS RESULTS FOR THE FOURTH QUARTER AND YEAR ENDED DECEMBER 31, 2022

Monaco, February 8, 2023 – Costamare Inc. (“Costamare” or the “Company”) (NYSE: CMRE) today reported unaudited financial results for the fourth quarter (“Q4 2022”) and year ended December 31, 2022.

I.	RECORD PROFITABILITY FOR YEAR ENDED 2022

•	2022 Net Income available to common stockholders of $523.9 million ($4.26 per share) vs $404.1 million ($3.28 per share) in 2021.

•	2022 Adjusted Net Income available to common stockholders[1] of $405.3 million ($3.30 per share) vs $289.9 million ($2.36 per share) in 2021.

•	Q4 2022 Net Income available to common stockholders of $186.7 million ($1.53 per share) vs $153.4 million ($1.24 per share) in Q4 2021.

•	Q4 2022 Adjusted Net Income available to common stockholders[1] of $74.8 million ($0.61 per share) vs $112.1 million ($0.91 per share) in Q4 2021.

•	2022 Year-end liquidity of $973.2 million[2] vs $552.3 million[3] in 2021 Year-end.

II.	DRY BULK OPERATING PLATFORM

•	Setup of a new venture under Costamare Bulkers Inc. (“CBI”), which is fully consolidated with the Company.

•	CBI will charter-in/out dry bulk vessels, enter into contracts of affreightment, forward freight agreements and may also utilize hedging solutions.

•	CBI has currently fixed a fleet of 14 Newcastlemax/Capesize bulk carriers and a fleet of 9 Kamsarmax/Panamax bulk carriers.

III.	NEW DEBT FINANCING

•	New financing agreements totaling approximately $558 million in aggregate and extension of maturity of a bilateral loan facility. More specifically:

-	Refinancing of existing indebtedness of 10 containerships, secured by long term contracted cash flows:

▪  Bilateral loan facility for a total amount of approximately $323 million.

▪  Loan proceeds used for prepayment of existing indebtedness and general corporate purposes.

▪  Seven year tenor.

▪  Significant improvement of funding cost, and extension of maturity for eight out of the ten refinanced vessels.

1 Adjusted Net Income available to common stockholders and respective per share figures are non-GAAP measures and should not be used in isolation or as substitutes for Costamare’s financial results presented in accordance with U.S. generally accepted accounting principles (“GAAP”). For the definition and reconciliation of these measures to the most directly comparable financial measure calculated and presented in accordance with GAAP, please refer to Exhibit I.

2 Including our share of cash amounting to $4.5 million held by vessel owning-companies set-up pursuant to the Framework Deed dated May 15, 2013, as amended and restated from time to time (the “Framework Deed”), between the Company and York Capital Management Global Advisors LLC and an affiliated fund (collectively, “York”), short term investments in U.S. Treasury Bills amounting to $120.0 million and $37.1 million of available undrawn funds from one hunting license facility as of December 31, 2022.

3 Including our share of cash amounting to $5.5 million held by vessel owning-companies set-up pursuant to the Framework Deed and $193.3 million of available undrawn funds from two hunting license facilities (adjusted for the $56.7 million drawn between January 1, 2022 and March 9, 2022 (date of Q4 2021 earnings release)).

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-	Refinancing of existing indebtedness of two containerships, secured by long term contracted cash flows:

▪  Bilateral loan facility for a total amount of $85 million.

▪  Loan proceeds used for prepayment of existing indebtedness and general corporate purposes.

▪  Eight year tenor.

▪  Five year extension of original loan maturity for the two refinanced vessels.

-	Refinancing of existing indebtedness of nine dry bulk carriers:

▪  Bilateral hunting license loan facility for a total amount of $120 million.

▪  Approximately $83 million drawn for the refinancing of the original indebtedness.

▪  Six year tenor.

-	Refinancing of existing indebtedness of three dry bulk carriers:

▪  Bilateral loan facility for a total amount of $30 million.

▪  Loan proceeds of $30 million used for prepayment of existing indebtedness.

▪  Six year tenor.

-	Extension of the original maturity until Q1 2029, of a bilateral loan facility (outstanding indebtedness of approximately $127 million) secured by two containerships with long term contracted cash flows.

IV.	OWNED FLEET CHARTER UPDATE - FULLY EMPLOYED CONTAINERSHIP FLEET[4] FOR THE YEAR AHEAD

•	96% and 85% of the containership fleet[5] fixed for 2023 and 2024, respectively.

•	Contracted revenues for the containership fleet of approximately $3.2 billion with a TEU- weighted duration of 4.2 years[6].

•	Entered into a total of 38 chartering agreements for the owned dry bulk fleet since Q3 2022 earnings release.

V.	SALE AND PURCHASE ACTIVITY

•	Conclusion of the sale of the 2003-built, 6,644 TEU capacity containership, Maersk Kalamata in January 2023, resulting in an estimated capital gain of $48.5 million in Q1 2023.

VI.	DIVIDEND ANNOUNCEMENTS

•	On January 3, 2023, the Company declared a dividend of $0.115 per share on the common stock, which was paid on February 7, 2023, to holders of record of common stock as of January 20, 2023.

•	On January 3, 2023, the Company declared a dividend of $0.476563 per share on the Series B Preferred Stock, $0.531250 per share on the Series C Preferred Stock, $0.546875 per share on the Series D Preferred Stock and $0.554688 per share on the Series E Preferred Stock, which were all paid on January 17, 2023 to holders of record as of January 13, 2023.

•	Available funds remaining under the share repurchase program of approximately $90 million for common shares and $150 million for preferred shares.

4 Please refer to the Containership Fleet List table in Exhibit 99.2 for additional information on vessel employment details for our containership fleet.

5 Calculated on a TEU basis, including vessels owned by vessel owning-companies set-up pursuant to the Framework Deed, and excluding one vessel that we have agreed to sell.

6 As of February 8, 2023. Total contracted revenues and TEU-weighted remaining time charter duration include our ownership percentage for four vessels owned pursuant to the Framework Deed.

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Mr. Gregory Zikos, Chief Financial Officer of Costamare Inc., commented:

“2022 has been a record year for Costamare. With a fleet of 117 vessels, including 45 dry bulk ships, the Company generated Net Income of above $523 million. As of the end of the year liquidity stood at around $970 million.

On the containerships side, 2022 was a unique year with the first half drawing upon favorable market conditions with strong demand and logistical disruptions continuing to impact the sector, while during the second half charter rates and asset values normalized as a result of reduced cargo demand and the return of capacity previously tied up by congestion.

We chartered a total of 16 secondhand containerships during the year, which added incremental contracted revenues of more than $550 million. Total contracted revenues amount to $3.2 billion with a weighted average remaining time charter duration of about 4.2 years.

We are above 95% covered for 2023 and we have proactively arranged long term employment on a forward basis for a number of containerships coming off charter between 2023 and 2025. At the same time, we are in the process of disposing of some older tonnage at prices fixed during a tight market environment.

On the dry bulk side, the new dry bulk operating platform previously announced commenced operations during the quarter. With an equity commitment of up to $200 million our goal is to grow the business on a prudent basis realizing healthy returns for our shareholders.

On the back of our increased liquidity and container charter coverage, we are actively pursuing new investment opportunities in the shipping sector that have the potential to provide enhanced returns at acceptable risk levels.”

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Financial Summary

	Year ended December 31,		Three-month period ended December 31,
(Expressed in thousands of U.S. dollars, except share and per share data)	2021	2022	2021	2022

Voyage revenue	$793,639	$1,113,859	$283,918	$265,431

Accrued charter revenue (1)	$(11,303)	$(2,631)	$(14,473)	$(3,413)
Amortization of time-charter assumed	$(424)	$198	$39	$50
Voyage revenue adjusted on a cash basis (2)	$781,912	$1,111,426	$269,484	$262,068

Adjusted Net Income available to common stockholders (3)	$289,873	$405,274	$112,070	$74,837
Weighted Average number of shares	123,070,730	122,964,358	123,737,763	121,983,112
Adjusted Earnings per share (3)	$2.36	$3.30	$0.91	$0.61

Net Income	$435,121	$554,692	$161,154	$194,176
Net Income available to common stockholders	$404,053	$523,887	$153,387	$186,672
Weighted Average number of shares	123,070,730	122,964,358	123,737,763	121,983,112
Earnings per share	$3.28	$4.26	$1.24	$1.53

(1) Accrued charter revenue represents the difference between cash received during the period and revenue recognized on a straight-line basis. In the early years of a charter with escalating charter rates, voyage revenue will exceed cash received during the period and during the last years of such charter cash received will exceed revenue recognized on a straight-line basis. The reverse is true for charters with descending rates.

(2) Voyage revenue adjusted on a cash basis represents Voyage revenue after adjusting for non-cash “Accrued charter revenue” recorded under charters with escalating charter rates. However, Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. GAAP. We believe that the presentation of Voyage revenue adjusted on a cash basis is useful to investors because it presents the charter revenue for the relevant period based on the then current daily charter rates. The increases or decreases in daily charter rates under our charter party agreements of our fleet are described in the notes to the “Fleet List” tables in Exhibit 99.2.

(3) Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are non-GAAP measures. Refer to the reconciliation of Net Income to Adjusted Net Income and Adjusted Earnings per Share.

Non-GAAP Measures

The Company reports its financial results in accordance with U.S. GAAP. However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. The tables below set out supplemental financial data and corresponding reconciliations to GAAP financial measures for the three-months and the years ended December 31, 2022 and 2021. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, voyage revenue or net income as determined in accordance with GAAP. Non-GAAP financial measures include (i) Voyage revenue adjusted on a cash basis (reconciled above), (ii) Adjusted Net Income available to common stockholders and (iii) Adjusted Earnings per Share.

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Exhibit I

Reconciliation of Net Income to Adjusted Net Income available to common stockholders and Adjusted Earnings per Share

	Year ended December 31,		Three-month period ended December 31,
(Expressed in thousands of U.S. dollars, except share and per share data)	2021	2022	2021	2022

Net Income	$435,121	$554,692	$161,154	$194,176
Earnings allocated to Preferred Stock	(31,068)	(31,068)	(7,767)	(7,767)
Non-Controlling Interest	-	263	-	263
Net Income available to common stockholders	404,053	523,887	153,387	186,672
Accrued charter revenue	(11,303)	(2,631)	(14,473)	(3,413)
General and administrative expenses - non-cash component	7,414	7,089	1,891	1,388
Amortization of Time charter assumed	(424)	198	39	50
Realized loss on Euro/USD forward contracts	460	2,323	434	517
Gain on sale of vessels, net	(45,894)	(126,336)	(27,819)	(105,086)
Vessels’ impairment loss	-	1,691	-	1,691
Non-recurring, non-cash write-off of loan deferred financing costs	964	3,309	601	914
Gain on sale / disposal of vessel by a jointly owned company with York included in equity gain on investments	(5,726)	-	-	-
(Gain) / loss on derivative instruments, excluding interest accrued and realized on non-hedging derivative instruments (1)	1,246	(2,698)	27	(5,332)
Non-recurring payments for loan cancellation fees	-	1,032	-	26
Gain on sale of equity securities	(60,161)	-	(2,017)	-
Other non-cash items	(756)	(2,590)	-	(2,590)
Adjusted Net Income available to common stockholders	$289,873	$405,274	$112,070	$74,837
Adjusted Earnings per Share	$2.36	$3.30	$0.91	$0.61
Weighted average number of shares	123,070,730	122,964,358	123,737,763	121,983,112

Adjusted Net Income available to common stockholders and Adjusted Earnings per Share represent Net Income after earnings allocated to preferred stock and Non-Controlling Interest, but before non-cash “Accrued charter revenue” recorded under charters with escalating or descending charter rates, amortization of time-charter assumed, realized loss on Euro/USD forward contracts, gain on sale of vessels, net, vessels’ impairment loss, gain on sale of equity securities, non-recurring, non-cash write-off of loan deferred financing costs, non-recurring payments for loan cancellation fees, gain on sale / disposal of vessel by a jointly owned company with York included in equity gain on investments, general and administrative expenses - non-cash component, non-cash changes in fair value of derivatives and other non-cash items. “Accrued charter revenue” is attributed to the timing difference between the revenue recognition and the cash collection. However, Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are not recognized measurements under U.S. GAAP. We believe that the presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share generally eliminates the effects of the accounting effects of capital expenditures and acquisitions, certain hedging instruments and other accounting treatments, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating Adjusted Net Income available to common stockholders and Adjusted Earnings per Share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

(1) Items to consider for comparability include gains and charges. Gains positively impacting Net Income available to common stockholders are reflected as deductions to Adjusted Net Income available to common stockholders. Charges negatively impacting Net Income available to common stockholders are reflected as increases to Adjusted Net Income available to common stockholders.

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